

BP
4/15

**08028285**  COMMISSION

~~Washington, D.C.~~ 20549

OMB APPROVAL

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| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8- 32590

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2007___ AND ENDING _December 31, 2007_

                                     MM/DD/YY                                               MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  PROEQUITIES, INC.

|  |
|---|
| OFFICIAL USE ONLY |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    2801 Highway 280 South

(No. and Street)

Birmingham,                        AL                            35223

(City)                            (State)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Milton C. Fritts                                          205-268-7582

                                                              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Price Waterhouse Coopers

(Name – if individual, state last, first, middle name)

   1901 Sixth Avenue North                Birmingham, AL         35203

(Address)                             (City)                              (State)         (Zip Code)

Mail SEC
Processing Section

PROCESSED
APR 2 1 2008
THOMSON
FINANCIAL

FEB 28 2008
Washington, DC
101

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

|  |
|---|
| **FOR OFFICIAL USE ONLY** |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



# OATH OR AFFIRMATION

I, ___Michael J. Mungenast_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___ProEquities, Inc._____ , as
of ___December 31_____, 20 _07___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

                                         *Signature*

                               President & CEO
                                 Title

_____    **NOTARY PUBLIC STATE OF ALABAMA AT LARGE**
         Notary Public       **MY COMMISSION EXPIRES: May 22, 2010**
                           **BONDED THRU NOTARY PUBLIC UNDERWRITERS**

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ProEquities, Inc.

**Financial Statements and Supplementary Information**
**Pursuant to SEC Rule 17a-5**
**December 31, 2007**

# ProEquities, Inc.
## Index to Financial Statements and Supplementary Information
### December 31, 2007



**PricewaterhouseCoopers LLP**
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

## Report of Independent Auditors

To the Board of Directors and Stockholder of ProEquities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of ProEquities, Inc. (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*PricewaterhouseCoopers LLP*

February 25, 2007

1

# ProEquities, Inc.
## Statement of Financial Condition
### December 31, 2007

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,680,839 |
| Investments, at market value | | 24,437,133 |
| Receivables from brokers and dealers | | 4,491,795 |
| Other assets, net | | 1,274,824 |
| Deferred income taxes | | 3,701,453 |
| | $ | 35,586,044 |

**Liabilities and Stockholder's Equity**

Liabilities

| | | |
|---|---|---:|
| Commissions payable | $ | 4,859,275 |
| Securities sold but not yet purchased | | 2,549,915 |
| Due to parent and affiliates | | 2,831,212 |
| Deferred compensation obligation | | 10,730,262 |
| Other accrued expenses | | 2,386,937 |
| | | 23,357,601 |

Stockholder's equity

| | |
|---|---:|
| Common stock, $1 par value; 250,000 shares authorized, 114,408 issued and outstanding | 114,408 |
| Additional paid-in capital | 10,466,157 |
| Retained earnings | 1,647,878 |
| | 12,228,443 |
| | $ 35,586,044 |

The accompanying notes are an integral part of these financial statements.

# ProEquities, Inc.
## Statement of Operations
## Year Ended December 31, 2007

**Revenues**

| | |
|---|---:|
| Commissions and other | $ 108,286,219 |
| Investment income | 1,119,182 |
| Investment gains, net | 496,650 |
| Total revenues | 109,902,051 |

**Expenses**

| | |
|---|---:|
| Commissions | 88,767,191 |
| Salaries and wages | 8,117,690 |
| Technology | 1,888,012 |
| Sales conference and promotions | 911,283 |
| Legal, accounting and consulting | 1,721,791 |
| Corporate and divisional allocations | 691,753 |
| Licenses, fees and assessments | 496,706 |
| Rent | 476,900 |
| Postage, copies and supplies | 385,696 |
| Travel and entertainment | 316,900 |
| Other operating expenses | 1,303,883 |
| Total expenses | 105,077,805 |
| Income before income taxes | 4,824,246 |
| Provision for income taxes (Note 4) | 1,514,644 |
| Net income | $ 3,309,602 |

The accompanying notes are an integral part of these financial statements.

# ProEquities, Inc.
## Statement of Changes in Stockholder's Equity
### Year Ended December 31, 2007

| | Common Stock | | Additional Paid-In Capital | Retained Earnings / Accumulated Deficit | Total Stockholder's Equity |
| --- | --- | --- | --- | --- | --- |
| | Shares | Amount | | | |
| Balance, January 1, 2007 | 114,408 | $ 114,408 | $ 10,466,157 | $ (1,661,724) | $ 8,918,841 |
| Net income | | | | 3,309,602 | 3,309,602 |
| Balance, December 31, 2007 | 114,408 | $ 114,408 | $ 10,466,157 | $ 1,647,878 | $ 12,228,443 |

The accompanying notes are an integral part of these financial statements.

## ProEquities, Inc.
## Statement of Cash Flows
## Year Ended December 31, 2007

| | |
|---|---:|
| **Cash flows from operating activities** | |
| Net income | $ 3,309,602 |
| Adjustments to reconcile net income to net cash | |
| used in operating activities | |
| Unrealized investment gains on trading securities | (34,882) |
| Realized investments gains on trading securities | (461,768) |
| Deferred income tax benefit | (1,147,733) |
| Allowance for doubtful accounts | 10,000 |
| Change in assets and liabilities | |
| Investments (trading securities) | (7,848,030) |
| Receivables from brokers and dealers | 3,494,044 |
| Other assets | 31,150 |
| Securities sold but not yet purchased | (2,298,618) |
| Commissions payable | (401,198) |
| Deferred compensation obligation | 1,365,928 |
| Due to parent and affiliates | 2,044,645 |
| Other accrued expenses | (18,218) |
| Net cash used in operating activities | (1,955,078) |
| Net decrease in cash and cash equivalents | (1,955,078) |
| **Cash and cash equivalents** | |
| Beginning of year | 3,635,917 |
| End of year | $ 1,680,839 |

The accompanying notes are an integral part of these financial statements.

**ProEquities, Inc.**
**Notes to Financial Statements**
**Year Ended December 31, 2007**

1.   **General**

ProEquities, Inc. (the "Company") is a broker-dealer incorporated under the laws of the state of Alabama. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Protective Life Corporation ("PLC"). PLC provides operating capital to the Company, as needed, to provide supplemental funding for the operations and activities of the Company.

2.   **Significant Accounting Policies**

**Accounting for Securities Transactions**
The Company clears all securities transactions through Pershing, LLC ("Pershing"). Under the clearing arrangement, Pershing confirms securities trades, processes securities movements and records transactions for customers in its accounts, for which it receives a ticket charge per transaction. The Company's commission revenues and related expenses are recorded on a trade date basis. The Company has evaluated the credit worthiness of Pershing and determined the risk of material financial loss due to exposure from credit risk to be minimal.

**Cash and Cash Equivalents**
Cash and cash equivalents include investments in money market funds and are considered highly liquid instruments.

**Investments**
The Company has classified its investments as trading securities. Trading securities are reported at current market value, with the resulting unrealized gains and losses recognized in earnings. Gains and losses on the sale of securities are computed using the specific identification method. Unrealized gains and losses and realized gains and losses are included in "Investment gains, net" in the accompanying statement of operations.

Investments are reported on the following bases:

- Fixed maturities consist of U.S. Government, state, municipal, and corporate bonds and are carried at fair value on the Balance Sheet. Fair values are determined using current market values when available. Where market values are unavailable, the Company obtain estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.

- Equity securities are carried at fair value.

**Recognition of Commission Income and Expense**
Commission income and commission expenses are recorded on a trade date basis for trades executed through the Company. Trail fees, 12b-1 fees and marketing allowances received from mutual funds are recognized as revenue when earned.

**Other Assets**
Other assets are comprised primarily of prepaid expenses, advances to the Company's representatives and reimbursable expenses paid by the Company on their representatives' behalf. The Company has recorded an allowance of approximately $135,000 against these receivables at December 31, 2007.

**Income Taxes**
The results of operations of the Company are included in the consolidated federal and state income tax returns of PLC. The Company utilizes the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Under a tax allocation agreement, PLC allocates income tax expenses or credits based upon the pro rata contribution of taxable income or losses, which generally results in reporting income taxes as though the Company filed a separate tax return.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109*, (FIN 48) as of January 1, 2007. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return. The adoption of FIN 48 had no impact on the Company's financial statements.

**Concentration of Credit Risk**
The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions, and determined the risk of material financial loss due to exposure from credit risk to be minimal.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

3.    **Related Parties**

The Company occupies office space under a monthly rental arrangement in the office building of an affiliate, Protective Life Insurance Company, for which rent of approximately $467,800 was paid in 2007. In addition, PLC provides managerial and administrative services on a shared cost basis to its affiliates, including the Company. The Company's portion of these expenses amounted to approximately $1,246,900 in 2007. The related payable is settled monthly in the normal course of operating activities of the Company.

The Company recorded commission revenue in 2007 from Investment Distributors, Inc., a subsidiary of PLC, of approximately $2,873,000.

All employees of the Company participate in the PLC defined benefit pension plan. The plan is not separable by affiliates participating in the plan. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act (ERISA) plus such additional amounts as PLC may determine appropriate from time to time. Contributions are intended to provide not only for benefits attributable to service to date but also for those benefits expected to be earned in the future.

The employees of the Company also participate in PLC's qualified, defined contribution employee benefit plan under Internal Revenue Code Section 401(k). PLC has formed an Employee Stock Ownership Plan to match employee contributions to the 401(k) plan. In addition, PLC provides

limited health care benefits to eligible retired employees of the Company until age 65. PLC also provides certain medical and other benefits to active employees of the Company.

Charges related to these employee benefits provided by PLC were approximately $935,700 and have been included in salaries and wages in the statement of operations for the year ended December 31, 2007.

### 4.   Income Taxes

Under a tax allocation agreement, PLC allocates current and deferred taxes by applying SFAS No. 109 to each member of the group as if it were a separate taxpayer.

The Company's effective income tax rate varied from the maximum federal income tax rate as follows as of December 31, 2007:

| | |
|---|---|
| Statutory federal income tax rate applied to pretax income | 35.00 % |
| State income taxes | 2.59 |
| Deferred Compensation | (6.19) |
| | 31.40 % |

The deferred compensation item in the rate reconciliation above relates to an adjustment to deferred taxable investment earnings for the year ended December 31, 2007.

The provision for income tax expense (benefit) is as follows:

| | |
|---|---|
| Provision for income tax expense (benefit) | |
| Current | $ 2,662,377 |
| Deferred | (1,147,733) |
| | $ 1,514,644 |

The following table shows the significant components of the deferred income tax asset as of December 31, 2007.

| | |
|---|---|
| Deferred income tax asset | |
| Deferred compensation expense | $ 4,049,672 |
| Other | 12,274 |
| | 4,061,946 |
| Deferred income tax liability | |
| Pension | (257,520) |
| Prepaid expense | (102,973) |
| | (360,493) |
| | $ 3,701,453 |

The Company has determined, based on its four-year history of operating income and anticipated operating income and cash flows for future periods, that it is more likely than not that the net deferred tax asset will be realized in the future. Accordingly, no valuation allowance has been recorded by the Company.

Included in the "due to parent and affiliates" on the accompanying financial statements are current income taxes payable of $2,075,966 at December 31, 2007.

### 5. Receivables from Brokers and Dealers

The receivables from brokers and dealers balance represent commissions and other fees to be collected from the clearing broker, mutual fund companies, variable annuity and variable life companies. Additionally, this balance includes cash required to be held on deposit at Pershing of $100,000.

### 6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had computed net capital of approximately $5,759,300 which was approximately $5,087,400 in excess of its required minimum net capital of approximately $671,900. The Company's aggregate indebtedness to net capital ratio at December 31, 2007 was 1.75 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i), as all transactions are promptly executed between the Company and its customers through one or more bank accounts, each of which are designated as *Special Account for the Exclusive Benefit of Customers*.

All customer transactions are cleared on a fully disclosed basis through a clearing broker which files financial statements with the SEC pursuant to Rule 17a-5.

### 7. Deferred Compensation Plans

The Company has established deferred compensation plans for the benefit of its registered representatives. Deferred compensation is used to purchase mutual funds, life insurance policies, and annuity products, as directed by the participants. In addition, the Company may provide matching contributions for participants who meet certain production targets. Matching contributions of approximately $27,700 were paid by the Company during 2007.

A trust was established to aid the Company in meeting its obligations under the plans. Mutual funds and life insurance policies held by the trust are reported as investments of the Company in the accompanying statement of financial condition. Mutual funds are reported at current market value. Life insurance policies held by the trust are reported at their cash surrender value. The Company records a deferred compensation obligation equal to the total reported value of the trust assets. Changes in the deferred compensation obligation are recorded as commission expense.

# ProEquities, Inc.
## Notes to Financial Statements
### Year Ended December 31, 2007

8. **Investments**

The Company holds securities used for operational trading purposes with Pershing. The securities are classified as either marketable securities owned or securities sold but not yet purchased. The following table shows these securities at market value as of December 31, 2007:

|  | Owned | Sold Not Yet Purchased |
|---|---|---|
| U.S. Government, state and municipal obligations | $ 13,668,191 | $ 2,547,307 |
| Corporate bonds | 31,403 | - |
| Equity securities | 9,014 | 2,608 |
|  | $ 13,708,608 | $ 2,549,915 |

The Company also holds securities related to the deferred compensation plan that are classified as trading. The investments are comprised of mutual funds with a total market value of approximately $10,728,500 at December 31, 2007. The Company has recorded an offsetting liability for the value of these investments held in the deferred compensation plan.

9. **Commitments and Contingencies**

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business involving sales practices of representatives, alleged misconduct, and other matters. Increasingly, these lawsuits have resulted in the awarding of substantial judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. The Company, like other brokers and dealers, in the ordinary course of business, is from time to time involved in such matters. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities. The Company uses a clearing broker-dealer to execute all customer transactions in brokerage accounts. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

**Supplementary Information**

**ProEquities, Inc.**
**Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission**
**As of December 31, 2007**                                 **Schedule I**

**Net Capital**

| | |
|---|---:|
| Total stockholder's equity | $ 12,228,443 |
| Deductions and/or charges | |
|   Non-allowable assets | |
|     Receivables and other | (1,791,579) |
|     Deferred income taxes | (3,701,453) |
|     Haircut on securities positions | (976,137) |
|       Net capital | $ 5,759,274 |

**Aggregate Indebtedness**

| | |
|---|---:|
| Items included in statement of financial condition | |
|   Commissions payable | $ 4,859,275 |
|   Due to parent and affiliates | 2,831,212 |
|   Other accrued expenses | 2,386,937 |
|     Total aggregate indebtedness | $ 10,077,424 |

**Computation of Basic Net Capital Requirement**

| | |
|---|---:|
| Minimum net capital required | $ 671,828 |
| Excess net capital | $ 5,087,446 |
| Ratio: Aggregate indebtedness to net capital | 1.75 to 1 |

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and that filed with the Company's amended unaudited December 31, 2007 FOCUS Report. The Company amended its FOCUS Report to reflect an increase in deferred tax assets and current tax liability for revisions to current year changes in investments held in its deferred compensation plans.

**ProEquities, Inc.**
**Computation for Determination of Reserve Requirements and Information**
**Relating to Possession or Control Requirements Under Rule 15c3-3 of the**
**Securities and Exchange Commission**
**As of December 31, 2007**                                                    **Schedule II**

## EXEMPTION UNDER SECTION (k)(2)(i) HAS BEEN CLAIMED

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(2)(i) of the rule, as all transactions are promptly executed between the Company and its customers through one or more bank accounts, each of which are designated as *Special Account for the Exclusive Benefit of Customers*.

The Company has complied with the above exemptive provisions of SEC Rule 15c3-3.



PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

### Report of Independent Auditors
### on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Management
ProEquities Inc.

In planning and performing our audit of the financial statements of ProEquities (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

13



statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*PricewaterhouseCoopers LLP*

February 25, 2008

